MARAVAI LIFESCIENCES HOLDINGS, INC.

August 16, 2024

Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Christine Torney
Kevin Vaughn
Re:    MARAVAI LIFESCIENCES HOLDINGS, INC.
    Form 10-K for the Year Ended December 31, 2023
    File No. 001-39725
Ladies and Gentlemen:
We write in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Maravai LifeSciences Holdings, Inc. (“Maravai” or the “Company”) Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”). The Company’s responses below correspond to the caption and number of the Staff’s comments (which are reproduced below in italics) set forth in the Staff’s letter dated July 19, 2024.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63
1.Your response to prior comment one says that you use Adjusted Free Cash Flow as a financial performance measure and reconcile it to Net (loss) income. As indicated in our prior comment, the presentation of Adjusted Free Cash Flow as a non-GAAP performance measure appears to inappropriately deduct Capital expenditures, a cash basis amount. In addition, labeling a non-GAAP performance measure as Adjusted Free Cash Flow does not appear to be appropriate. Please revise your presentation accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and will not present Adjusted Free Cash Flow in its filings, beginning with the Form 10-Q for the quarter ended June 30, 2024, which was filed with the Commission on August 8, 2024.
2.We note that you use Adjusted EBITDA to evaluate the financial performance of your business and that it is a component of the financial covenant under your credit agreement. We also note that there is an adjustment for Acquisition Integration Costs which includes retention payments incurred in connection with completed acquisitions. With regards to Adjusted EBITDA as a non-GAAP performance measure, please quantify and describe the nature of these retention payments and tell us how you considered whether these are normal, recurring, cash operating expenses

Securities and Exchange Commission
August 16, 2024

necessary to operate your business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations related to non-GAAP measures.

Response: The Company respectfully acknowledges the Staff’s comment and has considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations related to non-GAAP measures (“CDI 100.01”). The Company believes that making an adjustment to exclude certain retention payments associated with acquisitions is appropriate and consistent with the guidance provided in CDI 100.01, and further believes that such adjustments enhance the clarity and usefulness of the Company’s non-GAAP Adjusted EBITDA measure for its investors.
First, we note that these retention payments are not operational expenses. Since its initial public offering in 2020, the Company has made two opportunistic and strategic acquisitions that included one-time agreements to make retention payments to key personnel to facilitate closing of the transactions and integration of the businesses. These retention payments were a negotiated part of each acquisition for reasons unique to the each of the acquired companies.
•In January 2022, the Company acquired MyChem, LLC (“MyChem”), in connection with which it agreed to pay approximately $20 million to the two founding sellers of MyChem and $0.7 million to four additional key employees of MyChem, provided that they remain employed by the Company for either two years (in the case of the founders) or one year (in the case of the other four employees).
•In January 2023, the Company acquired Alphazyme, LLC (“Alphazyme”), in connection with which it agreed to pay up to $10 million in bonuses to key employees of Alphazyme, of which approximately $9.3 million was allocated at the closing to 13 key employees of Alphazyme, provided that they remain employed by the Company for one or three years, depending on the role.
These retention payments were directly attributable to and agreed upon as part of each acquisition and constitute significant expenses outside of the Company’s day-to-day business and operations, or those of MyChem and Alphazyme. The retention payments are specifically related to acquisition and integration and are not compensation for the individuals’ roles in the Company’s ordinary course, ongoing operations. Further demonstrating that these retention payments are not ordinary compensation, if any eligible employee leaves the Company before earning a retention payment, the Company is in most cases required to reallocate that amount to other acquired employees.
Second, we note that the retention payments are not recurring but instead were agreed upon on a one-time basis as part of the Company’s acquisitions of MyChem in January 2022, and Alphazyme in January 2023. They are payments of a specific, unique amount agreed to for each acquisition, and they are not expected to recur.
Third, the Company’s strategy includes growth as one element, but the Company’s core strategy is not to grow by acquisitions nor is making retention payments part of the Company’s strategic approach to acquisitions. As the Company disclosed in its IPO prospectus, its letter to the Staff dated October 23,

Securities and Exchange Commission
August 16, 2024

2020 (in response to the Staff’s comments on the preliminary IPO prospectus), and all periodic reports since it went public in 2020, the Company’s growth strategy includes strategically and opportunistically pursuing acquisition prospects as they arise, and it seeks a balance between driving growth organically and through acquisitions. But acquisitions do not form a part of Maravai’s core operations, and the size, manner, and volume of acquisitions that the Company pursues and completes varies materially from period to period. The Company respectfully advises the Staff that it intends to continue to emphasize the strategic and opportunistic nature of future acquisitions, if any, in future reports filed with the Commission.
These acquisitions and the associated retention payments are not incurred for activities that are part of the Company’s core operations. As discussed above, the retention payments were directly attributable to the acquisition and integration of the MyChem and Alphazyme businesses. In those acquisitions, the aggregate amount of the retention payments, number of eligible employees and eligibility requirements differed materially. Furthermore, the majority of the Company’s historical acquisitions (including before registering with the Commission) did not involve any retention payments. Going forward, in some periods the Company may complete no acquisitions, while in other periods the Company may complete an acquisition that does not include any retention payment.
Fourth, adjusting for retention payments promotes comparability of the Company’s core operations performance across periods. The Company’s senior management believes it is appropriate to adjust for retention payments as acquisition integration related expenses in order to allow investors to meaningfully compare the results of the Company’s core operations across periods. Adjustment for retention payments is also consistent with how the Company’s Board of Directors and management evaluates the performance of the business and makes resource allocation decisions.
Fifth, adjusting for retention payments promotes clarity for investors because it aligns the disclosed non-GAAP Adjusted EBITDA measure to the Adjusted EBITDA financial covenant under the Company’s credit agreements. As noted in the 2023 Form 10-K, Adjusted EBITDA is a component of the financial covenant under the Company’s credit agreement. The credit agreement provides for a specific addback to EBITDA for “integration and transaction costs” as well as “retention charges,” supporting our position that a specific addback to EBITDA for “retention charges” is useful to provide investors a more complete understanding of the Company’s ongoing operations. Indeed, the Adjusted EBITDA as disclosed by the Company in its 2023 Form 10-K is consistent with the Adjusted EBITDA that the Company is required to assess under the Company’s credit agreement. Further, not including the retention payments as an adjustment to the Company’s disclosed non-GAAP Adjusted EBITDA would result in different calculations of Adjusted EBITDA for purposes of the Company’s credit agreement and segment information reporting, on the one hand, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations in our routine filings and earnings releases, on the other hand, which we believe could lead to a lack of clarity and confusion for investors.
Finally, in response to the Staff’s comment, the Company has quantified the amount of retention payments included in the adjustment to EBIDTA. We believe that the quantification supports the Company’s conclusion that these expenses are not operational expenses and are not recurring, and therefore are appropriate adjustments to the Company’s non-GAAP Adjusted EBITDA measure.

Securities and Exchange Commission
August 16, 2024

The following summary provides additional detail for Acquisition Integration Costs that appears in the reconciliation on page 72 of the 2023 Form 10-K.

	Year Ended December 31,
(in thousands)	2023	2022
MyChem retention payments	9345	$9,999
Alphazyme retention payments	$2,565	--
Other acquisition integration costs	785	3,363
Acquisition integration costs	12695	13362

The Company has excluded these retention payments from Adjusted EBITDA because they are not representative of the ongoing, recurring costs necessary to operate the Company’s business and instead relate to the 2022 acquisition of MyChem and 2023 acquisition of Alphazyme.
These retention payments, which are provided to certain key employees of the acquired companies, are incremental to the normal, market-based compensation paid to those employees. As set forth below, the retention payments have a definitive start date (which generally coincides with the completion date of the acquisition) and a definitive end date (which is the last date of the retention incentive period), and by definition, are not recurring in nature. They seek to incentivize successful integration of the acquired business, which by its nature includes achievement of sequential integration objectives over time, in some instances involving periods of more than one year because of the complexity of the integration activities that are not part of normal business operations or the ordinary cost structure of operating the business. In contrast, with the exception of share-based compensation, costs associated with the normal, market-based compensation and benefits provided to these employees are fully reflected in (and not adjusted out of) Adjusted EBITDA.
The schedule of payments, aggregate amounts and number of employees eligible to receive retention payments as of the respective closings for the MyChem and Alphazyme acquisitions are as follows:

MyChem: 6 employees eligible to receive retention payments
Retention Payment Start Date	Retention Payment End Date[1]	Aggregate Amount of Retention Payments as of End Date (in thousands)	Eligible Employees
January 27, 2022	January 27, 2023	$700	4
January 27, 2022	January 27, 2024	$20,000	2

Alphazyme: 13 employees eligible to receive retention payments (one person is eligible for payments in two categories)

Securities and Exchange Commission
August 16, 2024

Retention Payment Start Date	Retention Payment End Date[1]	Aggregate Amount of Retention Payments as of End Date (in thousands)	Eligible Employees
January 18, 2023	December 31, 2023	$150[2]	1
January 18, 2023	December 31, 2025	$9,150	13
[1] Employee must be continuously employed by the Company or one of its affiliates from the retention payment start date through the retention payment end date in order to be eligible to receive their retention payment.
[2] In addition to time-based retention requirement, the employee was required to successfully recruit a successor and transfer duties to such successor by the reflected retention payment end date.
The amount of retention payments, number of employees eligible to receive retention payments, the timing of retention payments, and the terms and structure of retention payments vary considerably from period-to-period and deal-to-deal. Once Maravai pays these amounts, these key employees will not be entitled to similar recurring payments, either repeatedly or occasionally, in the future.
In sum, Maravai considered the facts and circumstances of these retention payments, concluded that they do not constitute normal, recurring operating expenses necessary to operate the Company’s business, and therefore determined to exclude these retention payments from Maravai’s non-GAAP Adjusted EBITDA measure disclosed in Maravai’s 2023 Form 10-K.
* * * * *
We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter or if this does not fully resolve the Staff’s comments, we request the opportunity to discuss this matter and we ask that you please contact me at Kevin.Herde@maravai.com and (858) 724-5824 or Maravai’s General Counsel, Kurt Oreshack, at Kurt.Oreshack@maravai.com and (858) 988-5919.

Sincerely,

MARAVAI LIFESCIENCES HOLDINGS, INC.

By:	/s/ Kevin Herde
Name:	Kevin Herde
Title:	Chief Financial Officer
cc:    Kurt Oreshack
General Counsel